PRUCO LIFE INSURANCE COMPANY, PHOENIX, ARIZONA

LIFETIME INCOME RIDER

This Rider is made a part of your Annuity. For purposes of this Rider, certain provisions of your Annuity are amended as described below. If the terms of the Annuity and those of this Rider conflict, the provisions of this Rider shall control. Should this Rider terminate, any amended or replaced Annuity provisions based on this Rider’s terms will revert to the provisions in the Annuity, except as may be provided below. This Rider should be read in conjunction with any other Rider or Endorsement made a part of your Annuity.

General: This Rider makes provision for guaranteed minimum payments for the lifetime of a Designated Life or Spousal Designated Lives (described below). Generally, if your Account Value is reduced to zero and you meet certain requirements while this Rider is in effect, we pay a remaining value, as described in the “Guarantee Payments” section. This Rider may terminate upon assignment or change in ownership of the contract unless the change meets the qualifications specified in the Termination provision of this Rider.

Effective Date: The Effective Date of this Rider is shown in the Lifetime Income Schedule Supplement (“the Schedule Supplement”).

Definitions: For purposes of this Rider, the following definitions apply:

Adjusted Purchase Payments: Purchase Payments we receive less any fees, charges or Tax Charges we deduct prior to allocation to the Investment Options you select.

Benefit Year: The Benefit Year begins on the Effective Date and on each anniversary of the Effective Date thereafter, and continues through and includes the day immediately preceding the next anniversary of the Effective Date. For tax qualified contracts, after the first Lifetime Withdrawal the next Benefit Year begins on the first Valuation Day of the calendar year. Each subsequent Benefit Year will correspond with the calendar year. For non-qualified contracts, after the first Lifetime Withdrawal  the next Benefit Year begins on the date the next Annuity Year begins.  Each subsequent Benefit Year will correspond with the Annuity Year.

Designated Life/Spousal Designated Life: The natural person(s) who is the measuring life/lives for the benefits described in this Rider and who is the person(s) shown in the Schedule Supplement or in our records or later added. Any reference to Spousal Designated Lives is collectively referring to the Designated Life and the Spousal Designated Life.

Lifetime Withdrawal: Any Withdrawal taken under the terms of this Rider that is not designated by you as a Non-Lifetime Withdrawal. Once you have taken your first Lifetime Withdrawal from the Annuity, all further Withdrawals will be deemed to be Lifetime Withdrawals.

Non-Lifetime Withdrawal: A Withdrawal elected and designated as such by you.

Withdrawal(s): Withdrawals of any type (including Partial Withdrawals) before the application of any applicable Contingent Deferred Sales Charge or other charge applicable upon a Withdrawal.

Other capitalized terms in this Rider are either defined in this Rider or in the Annuity.

Owner, Annuitant and Beneficiary Designations: For purposes of this Rider, the designations under your Annuity must be as follows:

For Lifetime Withdrawals to begin on a Designated Life basis:

•	The Owner and Annuitant must be the same. Such person will be the Designated Life.

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•
If two Owners are named, the Annuitant must be one of the Owners. Such person will be the Designated Life. The other Owner must be the spouse of the Designated Life. No additional Owners may be named. While both Owners are alive, each Owner must be designated as the other Owner’s primary Beneficiary.

•	If the Owner is an entity that we permit, the Annuitant will be the Designated Life.

For Lifetime Withdrawals to begin on a Spousal Designated Lives basis:

A Spousal Designated Life may only be named and Lifetime Withdrawals may be made on a Spousal Designated Lives basis only if the Annuity would be eligible for Spousal Continuation as of the date of death, subject to our rules.

•
If one Owner is named, the Owner and Annuitant must be the same. Such person will be the Designated Life. The Spousal Designated Life must be the spouse of the Designated Life and the sole primary Beneficiary.

•
If two Owners are named, the Annuitant must be one of the Owners. Such person will be the Designated Life. The Spousal Designated Life must also be an Owner and the spouse of the Designated Life. No additional Owners may be named. While both Spousal Designated Lives are alive, each must be designated as the sole primary Beneficiary.

•	If the Owner is an entity that we permit, the Annuitant will be the Designated Life. A Spousal Designated Life can only be added if the Annuity is eligible for Spousal Continuation.

A Spousal Designated Life may be named or changed at any time prior to the start of Lifetime Withdrawals, subject to our acceptance. The Designated Life cannot be changed except in the event of divorce as described in the circumstances below. Upon receipt of notice of the divorce, and any other documentation we require, in Good Order at our Service Office:

•
When a Designated Life is named: If the divorce occurs prior to the first Lifetime Withdrawal and results in the removal of the Designated Life as an Owner (or Annuitant if entity owned) and the former spouse becomes the Owner (or Annuitant if entity owned) under the Annuity, the resulting Owner may choose to continue or terminate this Rider. If this Rider is continued, such resulting Owner (or Annuitant if entity owned) becomes the Designated Life under this Rider, however the Guaranteed Income Amount will be determined using the applicable Spousal Designated Life Income Percentage(s) based on the younger of the new Designated Life and the Designated Life on the effective date of this Rider.  Additionally, a Spousal Designated Life may not be named.

•
When Spousal Designated Lives are named: If the divorce of the Spousal Designated Lives results in the removal of the Designated Life as an Owner (or Annuitant if entity owned) and the Spousal Designated Life becomes the Owner (or Annuitant if entity owned) under this Annuity, the resulting Owner may choose to continue or terminate this Rider.  If this Rider is continued, the resulting Owner (or Annuitant if entity owned) becomes the Designated Life under this Rider. If this occurs prior to the first Lifetime Withdrawal, the Guaranteed Income Amount will be determined using the applicable Spousal Designated Life Income Percentage(s) based on the younger of the Spousal Designated Lives named under this Rider as of the divorce.  If divorce occurs after the first Lifetime Withdrawal, the divorce will not result in a new Guaranteed Income Amount and we will only make Guarantee Payments as described below in the Guarantee Payments section until the death of the new Designated Life. A new Spousal Designated Life may not be named.

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Guaranteed Income Amount

We guarantee that, subject to the limits and conditions outlined in this Rider, each Benefit Year you may take an income amount (“Guaranteed Income Amount”) as one or multiple Lifetime Withdrawals. You may elect to take your Guaranteed Income Amount based on the Designated Life or the Spousal Designated Lives in effect when we receive your request to do so in Good Order. You may change this election before Lifetime Withdrawals begin, subject to the requirements set forth in the Owner, Annuitant and Beneficiary Designation sections of this Rider.

The initial Guaranteed Income Amount is determined on the Effective Date and appreciates, as described below, at the Initial Income Growth Rate shown in the Schedule Supplement. The initial Guaranteed Income Amount is determined by applying the Initial Income Percentage shown in the Schedule Supplement to the Account Value on the Effective Date. The Initial Income Percentage is based on the age of the Designated Life, or the younger of the Spousal Designated Lives, on the Effective Date. If the Spousal Designated Life has been added, changed, or removed before the first Lifetime Withdrawal, we recalculate the Guaranteed Income Amount using the applicable Income Percentage(s) as described herein and in the Additional Purchase Payments section below based on the named Designated Life or younger of the Spousal Designated Lives as of the effective date of each such addition, change, or removal.

On each Valuation Day thereafter until the date of the first Lifetime Withdrawal, the Guaranteed Income Amount will be increased by any additional Purchase Payments as described in the “Additional Purchase Payment(s)” section, reduced for any Withdrawals as described in the “Impact of Non-Lifetime Withdrawals” section and, prior to the Income Growth Cap (shown in the Schedule Supplement), increased by an amount equal to:

•
the daily equivalent of the applicable Income Growth Rate applied against the initial Guaranteed Income Amount, proportionally reduced by Non-Lifetime Withdrawals, for each calendar day between the prior Valuation Day and the current Valuation Day, and

•
the daily equivalent of the applicable Income Growth Rate applied against any additional Guaranteed Income Amount (as described below in the “Additional Purchase Payment(s)” section), proportionally reduced by Non-Lifetime Withdrawals taken subsequent to the additional Adjusted Purchase Payment that established the additional Guaranteed Income Amount, for each calendar day between the prior Valuation Day and the current Valuation Day.

After the first Lifetime Withdrawal, the Guaranteed Income Amount will be increased by any additional purchase payments as described in the “Additional Purchase Payment(s)” section and reduced for any withdrawals as described in the “Impact of Lifetime Withdrawals” section.

Impact of Non-Lifetime Withdrawals: Non-Lifetime Withdrawals, including any Required Minimum Distribution amount you designate as a Non-Lifetime Withdrawal, proportionally reduce the Guaranteed Income Amount by the ratio of the Non-Lifetime Withdrawal amount to the Account Value immediately prior to the Non-Lifetime Withdrawal. Non-Lifetime Withdrawals, excluding any Required Minimum Distribution Amount you designate as a Non-Lifetime Withdrawal, are subject to any applicable Contingent Deferred Sales Charge. Non-Lifetime Withdrawals are subject to the Minimum Surrender Value After a Partial Withdrawal shown in the Annuity Schedule.

Impact of Lifetime Withdrawals: Lifetime Withdrawals reduce the Guaranteed Income Amount available during a Benefit Year by the amount of the Withdrawal. Lifetime Withdrawals in a Benefit Year that, in total, do not exceed the Guaranteed Income Amount for that Benefit Year do not reduce the Guaranteed Income Amount in subsequent Benefit Years. The portion of a Lifetime Withdrawal that exceeds the Guaranteed Income Amount for that Benefit Year is considered Excess Income. Each Withdrawal of Excess Income proportionally reduces the Guaranteed Income Amount available for future Benefit Years. Each proportional reduction is calculated by multiplying the Guaranteed Income

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Amount by the ratio of the Excess Income to the Account Value immediately subsequent to the Withdrawal of any Guaranteed Income Amount and prior to the Withdrawal of the Excess Income (even if both Withdrawals occurred in the same day or as one Withdrawal request).

Lifetime Withdrawals in a Benefit Year that, in total, do not exceed the Guaranteed Income Amount are not subject to any Contingent Deferred Sales Charges. Such Lifetime Withdrawals are not treated as Withdrawals of Purchase Payments. Each Withdrawal of Excess Income is subject to any applicable Contingent Deferred Sales Charge. Lifetime Withdrawals that are not Excess Income are not subject to the Minimum Surrender Value After a Partial Withdrawal amount shown in the Annuity Schedule.

Withdrawal Flexibility: Lifetime Withdrawals are not required. However, once you take the first Lifetime Withdrawal, the Guaranteed Income Amount is not increased in subsequent Benefit Years if you decide not to take a Lifetime Withdrawal in a Benefit Year or take Lifetime Withdrawals in a Benefit Year that, in total, are less than the Guaranteed Income Amount.

Additional Purchase Payment(s): Before your Account Value is reduced to zero, you may make additional Purchase Payments, subject to the following “Purchase Payment(s) Limitation” section. We will not accept additional Purchase Payments once the Account Value reaches zero.

If additional Purchase Payments are made to the Annuity, the Guaranteed Income Amount is increased by an amount obtained by multiplying the Adjusted Purchase Payment by the then currently declared applicable Income Percentage (“additional Guaranteed Income Amount”). The applicable Income Percentage is based on the attained age of the Designated Life, or the younger of the Spousal Designated Lives, on the Valuation Day on which the Adjusted Purchase Payment is allocated to the Annuity. The Income Growth Rate applicable to the additional Guaranteed Income Amount is the then currently declared Income Growth Rate as of the Valuation Day on which the additional Purchase Payment is allocated to the Annuity. On each Valuation Day thereafter, until the earlier of the date the Income Growth Cap (shown in the Schedule Supplement) is reached, or the date of the first Lifetime Withdrawal, the applicable Income Growth Rate will apply to the additional Guaranteed Income Amount as described in the Guaranteed Income Amount section. We declare Income Percentage rates and Income Growth Rates periodically. The Income Percentage and Income Growth Rate applied to Additional Purchase Payments will not be less than the Minimum Income Percentage and Minimum Income Growth Rate shown in the Schedule Supplement.

Purchase Payment(s) Limitation: While this Rider is in effect, we may limit, restrict, suspend or reject any additional Purchase Payments at any time, on a non-discriminatory basis. We will notify you in writing in advance of any such limit, restriction or suspension. Circumstances where we may limit, restrict, suspend or reject additional Purchase Payments are:

•
if we determine that, as a result of the timing and amounts of your additional Purchase Payments and Withdrawals, the Guaranteed Income Amount is being increased in an unintended fashion. Among the factors we will use in making a determination as to whether an action is designed to increase the Guaranteed Income Amount in an unintended fashion is the relative size of additional Purchase Payment(s); or

•	if we are not then offering this benefit for new issues; or

•	if we are offering a modified version of this benefit for new issues.

•
if the currently declared Income Growth Rate or the currently declared Income Percentage is less than the Minimum Income Growth Rate for Additional Purchase Payment(s) or the Minimum Income Percentage for Additional Purchase Payment(s) shown in the Schedule Supplement.

We will exercise such reservation of right for all annuity purchasers in the same class of annuity, in a non-discriminatory manner.

Required Minimum Distributions: Unless designated as a Non-Lifetime Withdrawal, a Required Minimum Distribution is considered a Lifetime Withdrawal from the Annuity. The following rules apply to determine if any portion of a Required Minimum Distribution amount will be treated as Excess Income.

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In general, Lifetime Withdrawals made from the Annuity to meet the Required Minimum Distribution provisions of the Code will not be treated as Excess Income.

If, in any Benefit Year, your Required Minimum Distribution amount is less than the Guaranteed Income Amount, any Lifetime Withdrawals in excess of the Guaranteed Income Amount will be treated as Excess Income.

For purposes of this provision, Required Minimum Distributions are determined based on the value of this Annuity, and do not include the value of any other annuities, savings or investments subject to the Required Minimum Distribution rules. In any Benefit Year that the Required Minimum Distribution is greater than the Guaranteed Income Amount, the excess amount of Lifetime Withdrawals you make that exceed the Required Minimum Distribution amount calculated by us based on the value of this Annuity will be treated as Excess Income.

In any year in which the requirement to take Required Minimum Distributions is suspended by law, we reserve the right, regardless of any position taken on this issue in a prior year, to treat any amount that would have been considered as a Required Minimum Distribution, if not for the suspension, as eligible for treatment under this provision.

Guarantee Payments

Once your Account Value is reduced to zero as a result of Withdrawals in any Benefit Year that are less than or equal to the Guaranteed Income Amount, we subsequently make Guarantee Payments until the death of the Designated Life or until both Spousal Designated Lives have died, as applicable. Unless a Spousal Designated Life election is in effect at the time your Account Value is reduced to zero, the Guaranteed Income Amount is payable on a Designated Life basis. In the Benefit Year in which your Account Value is reduced to zero, the only Guarantee Payment due, if any, equals the Guaranteed Income Amount not yet withdrawn in that Benefit Year. In subsequent Benefit Years, the Guarantee Payment equals the Guaranteed Income Amount in effect as of the date the Account Value was reduced to zero.

We will make such Guarantee Payments according to any then current instructions for withdrawals of the Guaranteed Income Amount, unless we receive other instructions for such Guarantee Payments from you.  If no instructions are received and there are no current instructions for withdrawals of the Guaranteed Income Amount, Guarantee Payments will be paid to you in equal monthly payments beginning on the 1st day of the month on or immediately following the date that your Guarantee Payments are set to begin.

If the total Guarantee Payment due each Benefit Year is less than the Minimum Guarantee Payment amount shown in the Schedule Supplement, we reserve the right to make Guarantee Payments at a different interval, and such payments will be made at least annually. Alternatively, you may elect to commute the Guarantee Payments in a manner equivalent to commuting payments for:

•	a joint life and last survivor fixed annuity when both Spousal Designated Lives are living and each other’s spouse when Guarantee Payments would otherwise begin, or

•	a single life fixed annuity if the Designated Life is living or only one of the Spousal Designated Lives are living when Guarantee Payments would otherwise begin.

We use the same basis that is used to calculate the guaranteed annuity rates in the Annuity.

Guarantee Payments end on the date of death of the Designated Life or when both Spousal Designated Lives have died, as applicable.

Annuity Payments

If annuity payments are to begin under the terms of the Annuity, you can elect to either:

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(1)	apply your Account Value, less any applicable Tax Charges, to any annuity payment option available in the “Annuity Payout Options” section of the Annuity; or

(2)
request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Guaranteed Income Amount on that date. We will continue to make such payments until the death of the Designated Life or the Spousal Designated Life. The Guaranteed Income Amount will not increase after annuity payments have begun.

We must receive your request at our Service Office in Good Order. If annuity payments are to begin under the terms of the Annuity and you have not made an election and there are no current instructions for Withdrawals of the Guaranteed Income Amount, we will make equal monthly annuity payments beginning on the 1st day of the month on or immediately following the date that your annuity payments are set to begin as:

•	a joint life and last survivor fixed annuity when both Spousal Designated Lives are living and each other’s spouse on the date annual annuity payments begin, or

•	a single life fixed annuity if the Designated Life is living or only one of the Spousal Designated Lives are living when Guarantee Payments would otherwise begin with 120 payments certain (or a lesser number of payments certain if the life expectancy of the Annuitant at the time payments are to begin is less than 10 years, based on applicable Internal Revenue Service tables) using the same basis that is used to calculate the greater of the annuity rates then currently available or the annuity rates guaranteed in the Annuity.

The amount that will be applied to provide such annuity payments under the default annuity payment option will be the greater of:

(1)
the present value of future Guaranteed Income Amount payments. Such present value will be calculated using the same basis that is used to calculate the greater of the current and the guaranteed annuity rates in the Annuity; and

(2)	the Account Value.

Once we receive your election to commence annuity payments, or we make the first payment under a default annuity payment option provision, we will only make annuity payments guaranteed under the specific annuity payment option, and the annuity payment option cannot be changed.

We may limit the length of any annuity payout option including, but not limited to, any default option and any period certain, to conform to applicable tax law and to satisfy the Required Minimum Distribution rules.

Death While This Rider is in Effect

Death of a Designated Life under this Rider: Please also refer to the “Termination of Benefits” section below.

Death of the Designated Life: Upon receipt of Due Proof of Death of the Designated Life, this Rider terminates and the Death Benefit provision of your Annuity and any Death Benefit Rider made a part of your Annuity will apply. If Spousal Continuation occurs, this Rider will remain in force unless we are instructed otherwise and the spouse who continues the Annuity and this Rider becomes the Spousal Designated Life. If this occurs, the Guaranteed Income Amount will be based on the applicable Spousal Designated Life Income Percentage(s) correlated with the age of the younger of the Spousal Designated Lives and no changes to the Spousal Designated Lives are permitted.

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Death of the Spousal Designated Life: This Rider will remain in force unless we are instructed otherwise or if the death of the Spousal Designated Life would cause the Death Benefit provision of the Annuity to apply and Spousal Continuation does not occur. If the Spousal Designated Life dies prior to the first Lifetime Withdrawal and the Designated Life is still living, a new Spousal Designated Life may be named, subject to our acceptance. If the Spousal Designated Life dies after the first Lifetime Withdrawal, the Guaranteed Income Amount will continue to be based on the applicable Spousal Designated Life Income Percentage(s) correlated with the age of the younger of the Spousal Designated Lives and no changes to the Spousal Designated Lives are permitted.

General Provisions Relating to this Rider

[Misstatement of Age or Sex: For purposes of this Rider, the following sentence is added to the “Misstatement of Age or Sex” section of the Annuity:

If there has been a misstatement of the age and/or sex of a Designated Life or Spousal Designated Life upon whose life the guarantees under this Rider are based, we will make adjustments to any availability and any benefits payable under this Rider to conform to the facts.]

[Misstatement of Age: For purposes of this Rider, the following sentence is added to the “Misstatement of Age” section of the Unisex Endorsement:

If there has been a misstatement of the age of a Designated Life or Spousal Designated Life upon whose life the guarantees under this Rider are based, we will make adjustments to any availability and any benefits payable under this Rider to conform to the facts.]

Minimum Surrender Value After Partial Withdrawal: Any provision in the Annuity requiring there be a minimum Surrender Value or Account Value is waived for withdrawals of the Guaranteed Income Amount while this Rider is in effect.

Investment Limitations: While this Rider is in effect, your entire Account Value must be allocated to only the Investment Options we permit. At any time until this Rider is terminated, these investment limitations may be implemented, suspended or changed. We will notify you in writing in advance of any changes to any investment limitations. This includes changing the prohibited Investment Options, changing the extent to which Account Value may be allocated to an Investment Option, and changing the required Investment Options. Any transfers resulting from our implementing or changing any investment limitation will not be counted in determining the number of free transfers made during an Annuity Year. If, subsequent to the Effective Date, we change our requirements as to how Account Value must be allocated under the benefit, that new requirement will apply to new issues of the benefit, and we will not compel you to re-allocate your Account Value in accordance with our newly-adopted requirements. However, all transfers and Purchase Payments made after such a change in requirements may be subject to the new investment limitations.

Reports to You: We will provide you with reports at least annually. Prior to the start of Lifetime Withdrawals the report will include the Lifetime Withdrawal amount. After the start of Lifetime Withdrawals the report will include the Guaranteed Income Amount remaining for the Benefit Year.

Withdrawals: Any Withdrawal(s) from the Annuity while this Rider is in effect will be taken on a pro-rata basis from the Investment Options to which your Account Value is then allocated.

Charge for the Rider: The charge for this Rider is applied against the daily total value of each Sub-account to which your Account Value is then allocated. The charge is assessed on each Valuation Day at the daily equivalent of the applicable rate shown in the Schedule Supplement. On the Effective Date, the applicable rate is as shown in the Schedule Supplement. The applicable rate is added to the Insurance Charge for the Annuity and then reflected in the calculation of the Net Investment Factor of the Annuity to which this Rider is attached.

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We may adjust the charge for the Rider at any time on or after the Earliest Charge Change Date. Any increased charge will not exceed the Maximum Charge for the Rider. The Earliest Charge Change Date and the Maximum Charge for the Rider are shown in the Schedule Supplement.

We will notify you in writing in advance of an increase in the charge for the Rider. You will have the option of refusing the charge increase. If you refuse the charge increase, the charge for the Rider will continue at the present rate while this Rider is in effect. However, your Guaranteed Income Amount will be subject to a one time and permanent reduction of 5% on the next anniversary of the Effective Date.

If you wish to opt out of the charge increase, you must notify us within the time period stated in our notice to you; otherwise the charge increase will become effective. When we receive your opt-out request, we will send you a form confirming the estimated dollar amount of the 5% Guaranteed Income Amount reduction. If you still wish us to process your opt-out request, you must sign and return the form to us at our Service Office in Good Order.

If we process your opt-out request, your Guaranteed Income Amount will be subject to a one time and permanent reduction of 5% on the next anniversary of the Effective Date.

If you have not yet made the first Lifetime Withdrawal on the date we process your opt-out request, then on each Valuation Day until you make the first Lifetime Withdrawal, your Guaranteed Income Amount (taking into account the opt-out reduction described in the preceding paragraph) will continue to: (a) appreciate at the daily equivalent of the Income Growth Rate until the date the Income Growth Cap is reached, and (b) reduce for Non-Lifetime Withdrawals and increase for Adjusted Purchase Payments, if permitted, as described in the “Guaranteed Income Amount” section of the Rider.

If you made the first Lifetime Withdrawal prior to the date we process your opt-out request, then on each Valuation Day, your Guaranteed Income Amount (taking into account the opt-out reduction described above) will continue to reduce for Lifetime Withdrawals and increase for Adjusted Purchase Payments, if permitted, as described in the “Guaranteed Income Amount” section of the Rider.

We cease to deduct a charge for the Rider after it terminates in accordance with the “Termination of Benefits” section below.

Facility of Payment: We reserve the right, in settlement of full liability, to make Guarantee Payments to a guardian, relative, or other person deemed eligible by us if a Designated Life payee is deemed to be legally incompetent, as permitted by law.

Proof of Survival: Any Guarantee Payment is subject to evidence we receive in Good Order that the Designated Life, or at least one of the Spousal Designated Lives is then alive. We may withhold such Guarantee Payments until we receive such evidence or evidence satisfactory to us of the life of the Designated Life or at least one of the Spousal Designated Lives. We credit interest on such withheld Guarantee Payments at the rate required by law. Should we subsequently determine withheld Guarantee Payments are payable, we will pay the withheld Guarantee Payments and any applicable interest credited in a lump sum.

Recovery of Excess Guarantee Payments: We may recover from you or your estate any Guarantee Payments made after the death of the Designated Life or the Spousal Designated Life that would have otherwise resulted in the termination of this Rider.

Termination of Benefits: You may terminate this Rider at any time after the Elective Termination Waiting Period shown in the Schedule Supplement, upon notification to us in Good Order.

Termination of this Rider and its Benefits: Benefits pursuant to this Rider will terminate upon the first to occur of the following events:

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(1)	the date we receive your request for full surrender of the Annuity at our Service Office in Good Order;

(2)	the date we receive your elective termination of this Rider at our Service Office in Good Order;

(3)	the date we receive Due Proof of Death of the Decedent if Lifetime Withdrawals have not begun, unless Spousal Continuation occurs;

(4)	the date we receive Due Proof of Death of the Designated Life if Lifetime Withdrawals have begun on a Designated Life basis;

(5)	the date we receive Due Proof of Death of the surviving Spousal Designated Life if the Rider was continued (see “Death While this Rider is in Effect” section of this Rider);

(6)
the date we process a request to change any designation of the Annuity that either results in a violation of the “Owner, Annuitant and Beneficiary Designations” section of this Rider or the Annuity, or is a change that is not permitted under our rules then in effect;

(7)	the date you first allocate or transfer any portion of your Account Value to any Investment Options to which you are not permitted at the time of the allocation or transfer;

(8)	the date any portion of your Account Value is transferred to begin annuity payments;

(9)	the date each of the Account Value and the Guaranteed Income Amount is zero;

(10)
the date Guarantee Payments become payable if: a) the Designated Life is not living as of that date and Lifetime Withdrawals have begun on a Designated Life basis or b) neither of the Spousal Designated Lives are living as of that date and Lifetime Withdrawals have begun on a Spousal Designated Life basis;

(11)	the date of death of the Designated Life if it occurs after Guarantee Payments have begun on a Designated Life basis;

(12)	the date of death of the last surviving Spousal Designated Life if it occurs after Guarantee Payments have begun on a Spousal Designated Life basis.

PRUCO LIFE INSURANCE COMPANY

[ /s/Lynn K. Stone ]
Secretary

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